ASHLEY BLACK EXPERIENCE

2022 Report

Dear investors,

2022 was a year of significant growth and important milestones for our company and mission. These highlights are just a few examples of the goals we work tirelessly to achieve daily in our pursuit of the mission to bring healthy fascia to the world. We are honored that many of our beloved #BlasterFam have joined us on this important journey. We are all working around the clock to make 2023 our year of transition into the big leagues. Thank you for your ongoing prayers and energetic support.

Highlights

• 67% Growth Y/Y

• 25 Products Launched

• $4.6M Raised

• 3 International Markets Launched

• 2 Joint Ventures Launched

• Corporate Rebranding and Restructuring

We need your help!

Calling all #BlasterFam, we need to fix Meta! While we have increased efforts to grow marketing channels on other platforms, including through affiliates and UGC co-branded and whitelisting campaigns on TikTok and YouTube, Meta still comprises 75% of paid and organic traffic. We are working closely with our Meta account manager and have recovered some of the lost reach, but are still seeing a 30% y/y decrease. We are encouraging our millions of followers to search for Ashley Black Experience on FB or Insta weekly to see the current posts and engage with us often through likes, comments and shares.

Coming soon to a Spa near you, FasciaBlasting by Professionals! In addition to the independent spa owners that we have trained in the first couple of FAA classes, we are in talks with prestigious high end hotel chains to train their staff in Preventative Regenerative Fasciology (tm), integrating our products and services into their menu. This will expand the brand reach, credibility, and provide a channel for retail with an expert sales staff. Ask your favorite local spa whether they offer FasciaBlasting, help spread the word.

Sincerely,

Lee-Ann Fullard
CEO

Ashley Black
CFO

Our Mission

We will become a household name, and Ashley Black's product suite will be a part of the daily lifestyle of ten's of millions across the globe. Our products will be in retail, both our beauty focused lines and our recovery focused line. We will have thousands of certified practitioners that will use our products in procedures and sell out of their office. Our brand will continue to experience rapid growth and Ashley Black, Inc will secure it's place as a market leader and innovator.

See our full profile

How did we do this year?

Report Card

B+

The Good	The Bad
Gross revenue for 2022 was over $26M, a 67% increase from the prior year, almost entirely from growth in the eCommerce channel.	UK&EU sites saw promising early growth but the political unrest and rising inflation made it difficult to sustain growth profitably.
The company maintained overall profitability despite significant spending on revenue growth and new product development.	Australia had early losses but changed 3PL providers, decreasing the cost structure and the site reached profitability in Q4.
Investment in the development of new channels, Marketplaces and Professionals, will be crucial to long term growth and scalability.	Early Q4 saw an unexplained 45% drop in both organic and paid reach to the Meta audiences, materially impacting revenue.

2022 At a Glance

January 1 to December 31

$25,611,647 +67%	$562,631 +8%	$4,318,022 +33%
Revenue	Net Profit	Short Term Debt
$9,221,706	$725,475	
Raised in 2022	Cash on Hand As of 03/31/23	

INCOME BALANCE NARRATIVE

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

We are all about changing the way people approach health and beauty. We have pioneered the science of Fasciology, the study of the system of the body called fascia, and have developed technology to regenerate this vital system. Our products are life changing for our customers, because when you regenerate the fascia it "reverse ages" the skin, loosens the body globally and provides new solutions for virtually every pain syndrome.

We will become a household name, and Ashley Black's product suite will be a part of the daily lifestyle of ten's of millions across the globe. Our products will be in retail, both our beauty focused lines and our recovery focused line. We will have thousands of certified practitioners that will use our products in procedures and sell out of their office. Our brand will continue to experience rapid growth and Ashley Black, Inc will secure it's place as a market leader and innovator.

Milestones

Ashley Black Inc was incorporated in the State of Delaware in May 2014.

Since then, we have:

- 🚀$150M+ Lifetime Revenue PROFITABLE business, 6M+ Highly Engaged Community.

- 🏆Equity Partners Include World-Renowned Doctors & Business Tycoons

- 📈Revenue growth of 67% 2022 YOY, 30% in 2020, and another 18% in 2021.

- 🔬PATENTED SCIENTIFIC products proven safe and effective in a peer reviewed and published study.

- POWERFUL BRAND recognition, OVER 1 Trillion unique media impressions in 7 countries.

- 💖 OVER 1M LOYAL customers with 60% average repurchase rate

Historical Results of Operations

- *Revenues & Gross Margin*. For the period ended December 31, 2022, the Company had revenues of $25,611,647 compared to the year ended December 31, 2021, when the Company had revenues of $15,369,802. Our gross margin was 58.01% in fiscal year 2022, compared to 50.74% in 2021.

- *Assets*. As of December 31, 2022, the Company had total assets of $18,228,921, including $2,632,296 in cash. As of December 31, 2021, the Company had $12,143,051 in total assets, including $998,392 in cash.

- *Net Income*. The Company has had net income of $562,631 and net income of $522,237 for the fiscal years ended December 31, 2022 and December 31, 2021, respectively.

- *Liabilities*. The Company's liabilities totaled $8,867,011 for the fiscal year ended December 31, 2022 and $6,413,916 for the fiscal year ended December 31, 2021.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

To-date, the company has been financed with $5,030,389 in debt and $3,152,865 in convertibles.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in the next 6 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Ashley Black Inc cash in hand is $725,475, as of March 2023. Over the last three months, revenues have averaged $1,384,000/month, cost of goods sold has averaged $627,004/month, and operational expenses have averaged $731,518/month, for an average net margin of $25,478 per month. Our intent is to increase profitability as we scale this year.

Since the closing of the 2022 financials, we have reduced our staff by over 30% and reduced level of digital ad spend to a more profitable amount. These changes will result in significantly increased net income for 2023.

In the next 6 months we anticipate generating $10M in revenue and $9.1M of expenses. We expect to recognize 9% of operating income on revenue in the first half of 2023, as we invest in the growth of new marketing and distribution channels. The operating margin is expected to increase to over 16% in 2023 as we gain traction in the new business channels.

The Company has been profitable in 7 of the 8 years of operation and plans to remain that way.

The Company funds short-term working capital needs for inventory and marketing using revolving lines of credit from American Express, Brex, Divvy, and a $4M revolving line of credit from Ampla.

All projections in the above narrative are forward-looking and not guaranteed.

Net Margin: 2% **Gross Margin: 58%** **Return on Assets: 3%** **Earnings per Share: $0.06** **Revenue per Employee: $569,148** **Cash to Assets: 14%** **Revenue to Receivables: 10,668%** **Debt Ratio: 49%**

SEC_2022_Financials.pdf

We ❤ Our
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Thank You For Believing In Us

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Tamara Cooper Eichler
Amanda Velueta
Annmarie Abbott Grenga
Michelle Urban
Aysha Rahim
Nathalie Boutot Leblanc
Susana Dietrich
Alix Baseman Aguilera
Erin Copland
Lisa York
Megan Sinegaga
Donna M Forman
Kelly Noble
Mecca Lo
Agnes A Yidu
Ana Phillips
Chancey Chain
Deanna Kennedy
Jadyn Fernandez
Sonya Holby
Mark Perlmutter
Pasala Ravichandran
Ashlee Thornton
Skye Johnson
Susan Lucas
Alice Jensen Dean
Ebony Peterman
Lia McCluskey
Sarah Marshall
Ellen Gonecorti
Heather Laubhan
Karen Wolber
Sarah Craft
Donna Schott Morrissey
Kim L Overgaauw
Edith Durham
Lynse McMurray
Holli Cloyd
Pedro Ramirez
Connie White
Kimberly Endres
Shelia L Riggs
Carol Vosler-Buck
Jo Anna Fletcher
Kate Margaret
Dawn Reeves
Debra Farber
Dianne Baumert-Moyik
Cecelia Webb
Lisa Schultz
Cathy Wendland-Colby
Sylvia Redmond
Christopher Dawson
Gretchen Ginter
Heather Anlsten
Demetra Conrad
Terri Tiller
Eva Moreland Volkin
Kelly Ann
Teresa Nuding
Camille Wilson
Margi Roupp
Karen Stone
Bathzaida Rivera
Donna Snowden
Treva Sabin-White
Lucyane Bouchardet
Dena Paratore
Heather Jackson
Angela Banham
Marisol Jauregui
Rachael Caravalho
Julia Woods
Cheryl Giles
Karena Schlatter
Ammie Tuttle
Cheryl Giles
Amy Edwards
Pam Meier Lyon
Janet Woods
Lisa Stults
Kimberly Kay Young
Lily Watras De Garcia
Lauren Stern
Deanna Korzyniewski
Kristin Malia
Marcella Angelo
Heidi Journey
Clarisse Pritchett
Ellen Gonecorti
Renae Dietrich
Joan McBryar
Malkeh Goldstein
Cynthia L Lies
Melissa Lipscomb
Raquel Woodcock
Shannon Doorlakin
Elisabeth Hansen
Sonya Holby
Kim McManamy
Michele Vlahos
Millan Edwards
Laura Mc Craw Oates
Cecelia Webb
Sylvia Yepez
Sharesh Tatu
Cathy Wendland-Colby
Lurchase Luchsinger
Roxanne Fagan
Paula Johnson
Cynthie Dailey
Lisa Hansegard
Wendy Rae Nutter
Denise Crenshaw
Catherine Turner Oporto
Mardis Demerson
Kelly Sparks
Tara Lynn
Eli Gorzon
Denise Damstra Hoekstra
Krista Key
Ana Kegler
Karen Fauk Turner
Linda Reyes
Bridgett Pope
Lisa Sartain
Stephanie Smith Bears
Shawna Lee Robertson-...
Bratislava Gachot
Shelly Olson
Diane Andrews
Christine Schroeder Moore
Kevin Cook
Cyndi Lou
Jana Cornelussen
Nicole Tait
Gigi Morgan
Laura Joan Tayeu
Elizabeth Petsch
Wanda Rakes
Coco Van Brussel
Loretta Jeanine
Cathy Clark Schramer
Cindy Goldberg
Heather Alley
Lynnette Munson
Tamika Bradshaw
Boo Washington Phillips
Joey Morgan
Maria Machado
Tiffany Dyar
M Slop
Michelle Marie
Antoinette Soltile
Michelle Mills
Sandy Trowbridge Carlton
Sarah Young Weeks
David Thierman
Monique De Bell Lyman
Elroy Judy Williams
Deanne Carroll
Jaime Aldorman
Tom Scharer
Altamese BenAvram
Jessica Buchholz
Mergie Lee
Jennifer Ford
Janett L
Kristine Seitz
Rabecca Jeanne
Sharry Valentine
Terri DeSimone
Robin Cherkin
Emily Smith
Lauren Jordan
Heather Myers
Marcy Snow Teague
Bingee Lip LLC
Beth Estey
Kim Tetsell
Heather Byars
Sabine Schoof
Jim Mooney
Sharon Mitchell
Melissa Bailey
Nancy Hacker
Christopher Flores
Devina Flanagan Andora
Suzanneh Fletcher
Elaine Davis
Zorr Cynthia
Susan Nodolny
Yvonne Resek
Annemarie Smiley
Patricia J McDonald
Myriem Azgour-Lyon
Mary Jo Streb
Bobbie Magee
Renee Carr
Brenda Chastain
Christina Bloom
Tonya Felter
Jeanette Flores
Gretta Zemora
Tara H. Darby
Theresa Langerman
Cynthia Pagan
Stephanie Zezas
Offe Lac
Susan Dubnar
Kishra Ott
Shelby Johnston Whalen
David Smith
Puran S Tewari
Heather Layman
Dawn Wright
Kelly Page
Leanne Weber
Terri Palormo
Alara Newman
Jennifer Fraligh
Roxanne Payne
Tonya DeFelice
Reya Simpson
Hocnatrass Micki
Katie Crockett
Ed Spofford
Barbara Mercer
Jenisha Seal
Julia Infante
Kelli Carraway
Marie Lujan
Karen Cundiff
Adelita Alonzo
Melissa Coleman
Nicki Kirk
Celeste Perret
Wardell Goree Jr
Tara Miller
Barbara Toscano
Holly Proll Scheuer
Cynthia Hofmann-Leale
Carol Weise
Brenda Martinez
Cynthia Bailey
Rozanne Workman Heath...
Cynthia De La Torre
Gebi Tufaa
Rhonda Bowman
Dawn Phelps
Sherrie Carpenter
Kim Thornberry
Andrae Washington
Dawn Lane
Anne J DeRocher
Karen Danze
Christine Kastner
Troy Ratliff
Miranda Clancy
Sherri St John
Mindy Hall
Loona Leddy-Jeanty
Tonia Farmer
Joan McBryar
Jacqueline Ledbetter
Jj Leeann La Bella
Katie Kinney
Bryian Tar
Maryanne Gerdow
Jennifer Winingder
Francine Lane
Donna Wise
Laura Mc Craw Oates
Crystal Dorsey
Lori Ledoux Wright
Bridget Smith
Raquel Woodcock
Heidi Simon
CC Cape
Michael Humphrey
Rosemary Pinca
Shailesh Tatu
Scott Berman
Miriam Edwards
Veronica Paterson
Kelly Joan Piccini
Sean Stobert
Janet Woods
Tiffiny Jeansonne
Iyonna Lasster
Tisha Dalessandro
Kim Ancona
Lyndsey Dombroski
Kathy Hodge
Lenora Sheridan
Vanessa Holt
Tiffiny Jeansonne
Yelitza Martinez
Amanda Heaven
Judy Sherman
Liz Wolferstein
Parisa Banks
Debby Freeman
David Macario
Donna Snowden
Francine Lane
Jo Anna Bennerson
Bonnie H Sabbi
Debbie Gotelli Hayes
Colleen Gallagher
Ammie Tuttle
Patricia Taige
Denise Gamboa
Angela Manning
Kathryne Illenfeldt
David Hanson
Karen L Singleton
Jo Anne Fletcher
Dawn Reeves
Jj Leeann La Bella
Marisol Jauregui
Lisa Schultz
Jacqueline Ledbetter
Rebecca A Payne
Jaymee Borelli
Camille Wilson
Sylvia Redmond
CC Cape
Diane McMahon
Lindsey Little
Jennifer Young
Jessenia Quinonez
Hallie Richmond
Zhenya Alperovich
Suzanne Meyers
Rasha Hahn
Noelle Hoenergardt
Kelly Kufa
Gayle Marie Armstrong
Carol Whitfield
Jessica Trueblood
Sunny Landis
Lauren McClairen
Tara Nerkon
Ellen Sinnet Meyfield
La Donna Daniels
De Ann Strong
Donna Fuller Clark
Jaddi Smith
Ronny Hershey
Stephanie Orofutt
Devon Lowery
Lucie Miller
Carey Benjamin
Gwynna Wickman
Diane Amy
Beth Williams
Jennifer Julian Dye
Marjorie Senechel
Kim Wolken
Lisa Hill Yenney
Willie Long
Jamie Judge
Sheri Wolinski
Paula Hill Harris
Jami Lough
Julie Wallace
Julie Word
Soccer Mom
Nesla Scarlett
Marti Mason
Shelby Talbott Sims
Joci French
Dine Hernandez
Kathaleen Hill
Toni Waite
Theresa Palomo Lmt
Diana Salvon
Patti Pate
Cathy Villalobos
Shawndra Michell
Roxanne Emery
Mia Marz
Adrianna Logan Gaytos
Carlos Gallardo
Mary Ellen Forman
Lynnette Munson
Amy Emmons
Brooke Straume
Natalie Coggeshall
Sherri C
Natalie Coyne Baeza
Heddie Gosnell
David Thierman
H.S. Malone
Crystalyn Davis
Nicole Brockman
Audra Jay
Madeleine Lambert
Vicky Jones Brumfield
Kore Deaulieu
Erin Olson
Sage Sowel
Belinda Cassettari
Cintra Best
Allison Crockett
Leigh Mattila
Linda Erck
Cynthia Parra
Jennie Chancey
Debra DeLuise
Paula Fix
Diana Lamb
Kelley Bennett
Kellie Bassett
Jacqueline Friel
Marion Carson
Manish Chabria
Mary Beth Catena
Beatrice Garcia
Jules Hughes
Selena Stewart
Deanna Aliano
Cynthia Bailey
Paige Wilson
Laurie Nafis
Laurie Dozier
Pamela Jolly
Gina Baker
Elde Decerra
Cheryl Anderson
Katherine Monyai
Yamira Lee Johnson
Joanne Jackson
Marie Snyder
Rhonda Lane
Lizabeth Sant'Angelo
Antoinette Debbit
Jarthie Hamolin
Neryk Davydov
Katherine Tilley
Anthony J Fisher
Darcy Benson
Eve Cabrera
April Herbster
Rosalba Hughes
Kristin Jonas
Patricia Kropinak
Donna Maxwell
Lisa Theroulde
Ann Pfohel
Kevin Sears
Patsy Booton
Sandra Bradford
Wendy Morgan
Paula Wayvithus
Misty Hillin
Laura Fusco Romanko
Luis R Vega
Ceth Clayton
Christina Lindstrom
Christina McCollum
Katherine Brahy
Donald Crenshaw
Hope Ashby
Edna Morales
Keith Thompson
Earl Phillips
Agboola Taiwo
Sandra Novotny
Jamie Opie
Barbara Panazze
Kim White
Andrea Brown
Anne MacLean
Mariama Williams Kamara
Cristi Mason-Rivera
Melissa Garrison
Carrissa Herrick
Amy Brushwiler
Mary Woodfield
Dawn Walsh
Carla Nelson
Wardell Goree Jr
Julie Snow
Rebecca A Payne
Alma Calderón-Silva
Patricia Bringol
Traci Casillas
Cheryl Parris
Marie Pineda
Jennifer Johnson
Kristin Malia
Rocio Villarreal
Tabithe Dawn Morris
Cassandra Castleberry
Anthony Sumrow
Angela Delaware
Theodora D.
Debbie Gotelli Hayes
M J
Tina M Urban
Echo Kambula
Nicole Woodall
Kathryn Gell
Yalmé Y Vega Crespo
Kim McMenamy
Agnes Puzon
Pet Larsen-Newhouse
Angie Balliviaro
Michele Vlahos
Rhondalynn M. Smith Bri...
Encida Morales Fletcher
Nell Mcguire
Ausma Flame
Stephanie Radtke
Constance Minkoff
Margi Roupp
Heidi Simon
Karee Ekstrand
Shirley Cooper
Bethsaida Rivera
Jacqueline Staubyn
Christine CLAYBURG
Sherry L Anderson
Cath Clayton
Andrea Matthews
Donna Wise
Tina M Urban
Lecie Shorter
Deb'orah MOMON
Tracy Hutchinson
Eva Moreland Volkin
Ann Westbrook
Cody Eades
Celia Chantal
Reina Cauley
Arlene Mohr
Vanessa Belen
Bryian Ian
Jan Ramsey
Kelly Ann
Kerie Kinney
Vanessa Holt
Pet Larsen-Newhouse
Anthony Sumrow
Brenda Lange
Linda Warga
Jennifer Winingder
Michelle Sexton
Demetra Conrad
Joel Henry Otter
Rhonda Blum
Alexa Rubinov
Laura L Burdick
Jennifer Diffley
Holly Jones
Sandra Iszler Guillaume
Deanna Carroll
Crystal Mikel
Brenda Hemsod
Stella Bray
Shiree Tomlinson
Sue Estes
Drendi Paine
Jessica Benson
Jeannie Martinez Gomez
Johanna Hirota
Valerie Baxter
Carly Pelarty Fleming
Crystalyn Davis
Sarah Easter Strayer
Stephanie Peckwood Ferri
Judy Sullivan
Kristy Harcy Johnsson
Kim Danielson Meyers
Helen Searvent
Beckie Everett Goudy
Silvie Hernandez
Sheryl Carranza
Charles Forell
Jannva Fu
Tamera Yocom
Jill Kolanko
Nadye Rios Cueto
Sarah Seward
Jessica Jordan
Brandy Jo Withrow
Antoinette Festino
Claudia Diaz
Calena Love
Jan Levy
Cheryl May Ljubicic
Connie Briglio
Evonne Fletcher
Onegoddess Child
Ami Azadze
Shelley Pullen
Linda Heather Knapp
Angela McIver
Melissa Lind Ellwood
Chris Sloan
Misty Sweeney
Erin Hunt
Christina May
Shannon Jones-Mueller
Manuela Zosulis
Lisa Zaseda Atkin
Kristy Harcy Johnsson
Jamie RedFern
Renae Cannon
Joann Mitchell
Amy P.
Kelly Smyth
Elizabeth Cover
Ellen OToo
Anna Rabovski
Amber Atkison
Patty Gleed
Marly Landeros
Alcione Diviana
Melissa Druneau

Thank You!

From the Ashley Black Experience Team



Ashley Black

🏆Founder



Dr Federico Ugalde Prada

Partner & Medical Advisor

M.D, MBA, Chief Operational Officer for Regenerative Medicine Institute (RMI), First Adult Stem Cells Congress, Innovators Accelerator Program, Completed breakthrough studies in biotechnology and regenerative medicine



Rick Yorn & Sam Warren

Partners

LBI Entertainment LLC Premier Hollywood Talent Agency, reps to Leonardo DiCaprio, Jennifer Lawrence, Reese Witherspoon, Martin Scorsese, Zoe Saldana, Jonah Hill, Jessica Biehl, Justin Timberlake, Benicio Del Toro, Jamie Foxx and many others



Dr Umberto Uribe Morelli, M.D., F.A.C.S.

Partner & Medical Advisor

Founder of HUM Breast Foundation Masters in Super Microsurgery, Internationally recognized Aesthetic and Reconstructive Plastic Surgeon, heads social campaigns to fund breast reconstruction for low-income women who suffered from breast cancer.



Dr Kenneth Thomas, D.C.

Partner & Medical Advisor

DC, MS, CCSP, Vice President of External Affairs Parker University, Vice President of Academics, Council of Chiropractic Education board and holds certifications in both Chiropractic Sports and Animal Chiropractic.



Brandy Hipp

CFO

CPA, Masters degree in Taxation, Domestic and Global income Tax Transaction Tax, Corporate structure, R&D Credit & Transfer Pricing for multinational cloud services provider Rackspace

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Ashley Black	Brand Ambassador @ ADB Interests LLC	2014

Officers

OFFICER	TITLE	JOINED
Ashley Black	President CEO	2014
BRANDY HIPP	CFO Treasurer	2017
Lee-Ann Fullard	Vice President	2018

Voting Power

HOLDER	SECURITIES HELD	VOTING POWER
ADB Equities LLC	94 Membership Units	100.0%

Past Equity Fundraises

DATE	AMOUNT	SECURITY	EXEMPTION
06/2018	$848,300		Other
06/2018	$273,999		Other
06/2018	$500,000		Other
04/2020	$253,470		Other
01/2021	$241,027		Other
08/2021	$485,000		Other
12/2021	$3,641,498		Section 4(a)(2)
06/2022	$25,000		506(c)
07/2022	$2,701,615		4(a)(6)
12/2022	$425,000		Regulation D, Rule 506(b)
12/2022	$2,428,593		Other

The use of proceeds is to fund general operations.

Convertible Notes Outstanding

ISSUED	AMOUNT	INTEREST	DISCOUNT	VALUATION CAP	MATURITY
12/15/2022	$425,000	10.0%	15.0%	$50,000,000	12/15/2024

Outstanding Debts

LENDER	ISSUED	AMOUNT	OUSTANDING	INTEREST	MATURITY	CURRENT
ADB Interests LLC	06/22/2018	$848,300	$620,594	5.4%	06/22/2028	Yes
ADB Interests LLC	06/22/2018	$273,999	$195,670	2.66%	06/22/2028	Yes
Chase Bank	06/22/2018	$500,000	$501,604	3.87%		Yes
ADB Interests LLC	04/07/2020	$253,470	$0	0.98%	04/07/2022	
ADB Interests LLC	01/22/2021	$241,027	$241,027	0.98%	01/22/2026	
ADB Interests LLC	08/14/2021	$485,000	$483,538	3.75%	07/01/2050	Yes
Newco Capital	12/23/2022	$2,428,593	$2,582,640	24.0%	12/23/2023	

Related Party Transactions

None.

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Common Stock	10,000,000	10,000,000	Yes

	SECURITIES RESERVED FOR ISSUANCE UPON EXERCISE OR CONVERSION
Warrants:	0
Options:	0

Risks

There is a warranty case in the Texas courts that arose in 2017 that is still outstanding as of this date. The Company has filed motions to dismiss. The insurance company of record from the dates of claim is handling defense of the case for all named entities and has set a reserve of $40k plus legal fees. The Company is responsible for legal fees incurred on behalf of entities named in the complaint but not covered on the policy. Estimated fees for the resolution of this case are not expected to be material and reputational risk is not an issue given that the Company had and continues to have a 1000-day guarantee policy that claimants could have availed themselves of.

The majority of inventory is housed in a single warehouse in Houston Texas, which places the business at risk for interruptions to operations and possible damage to the inventory from natural disasters including hurricanes and flooding. While insurance covers the replacement of inventory, the time needed to manufacture or import a significant amount of inventory would temporarily impair revenue and cash flow.

The investment should be considered long term and the investors may not see any return or ability to sell convertible notes or shares for at least 2 years and possibly longer if market conditions are not favorable for an acquisition or IPO.

The revenue and profitability models are based on assumptions that are subject to change, including the cost of the products, the cost to advertise on digital platforms, the cost to acquire and retain skilled labor needed to design, build and operate the ecommerce web stores.

The Company currently derives over 90% of revenue using an ecommerce store hosted on Shopify. The store could be taken offline for any length of time due to natural disaster, hacking, or other unforeseen events. To mitigate this risk, the Company will be using a portion of funds raised to bolster the IT disaster migration plans and to provide a working capital reserve for such a temporary loss of revenue.

The topical products are currently only manufactured by one lab in the US, resulting in supply chain risk for these products. To mitigate this risk, the Company is actively seeking alternative wet lab partners and considering an acquisition of an existing topical brand that owns a wet lab as well.

With added success of the products on Marketplaces in the US and globally, there is risk of patent infringement by fraudulent companies. To mitigate this risk, the Company has retained Vorys law firm through a partnership with Pattern to monitor and enforce IP globally.

There is an unresolved defamation case filed in 2017 jointly by Ashley Black and the Company that could result in additional costs of up to $350k.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Ashley Black is the founder and brand ambassador, playing a crucial role in the company. If she were to become incapacitated, it would adversely affect company performance.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from unitholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company to manage the Company so as to maximize value for unitholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company. If the Management of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its unitholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Management, and the Investor will have no independent right to name or remove an officer or member of the Management of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the unitholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the unitholders may change the terms of the operating agreement for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The unitholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The unitholders have the right to redeem their securities at any time. Unitholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional units, an Investor's interest will typically also be diluted.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;

- to an accredited investor;

- as part of an offering registered with the U.S. Securities and Exchange Commission; or

- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a Convertible Note is determined by the investor, and we do not guarantee that the Convertible Note will be converted into any particular number of units. As discussed in Question 13, when we engage in an offering of equity involving

Unit. Investors may receive a number of units of Preferred Unit calculated as either the conversion price equal to the lesser of (i) 85% of the price paid per unit for Equity Securities by the Investors in the Qualified Financing or (ii) the price equal to the quotient of the valuation cap of $50,000,000.00 (the "Valuation Cap") divided by the aggregate number of outstanding units of the Company's unit as of immediately prior to the initial closing of the Qualified Financing (assuming full conversion or exercise of all convertible and exercisable securities then outstanding, but excluding the units of equity securities of the Company issuable upon the conversion of the Notes or any other debt). Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Unit that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our board of directors. Among the factors we may consider in determining the price of Unit are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our units that take into account, as applicable, factors such as the following:

- unrelated third party valuations;

- the price at which we sell other securities in light of the relative rights, preferences and privileges of those

- our results of operations, financial position and capital resources;

- current business conditions and projections;

- the marketability or lack thereof of the securities;

- the hiring of key personnel and the experience of our management;

- the introduction of new products;

- the risk inherent in the development and expansion of our products;

- our stage of development and material risks related to our business;

- the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the

- market conditions and the nature and history of our business;

- industry trends and competitive environment;

- trends in consumer spending, including consumer confidence;

- overall economic indicators, including gross domestic product, employment, inflation and interest rates; and

- the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will unit similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

Ashley Black Inc

- Delaware Corporation
- Organized May 2014
- 45 employees

3440 S Sam Houston Pkwy East Suite 100
Houston TX 77047

http://ashleyblackguru.com

Business Description

Refer to the Ashley Black Experience profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Ashley Black Experience is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.